CLIFFORD CHANCE US LLP two manhattan west 375 9th Avenue New York, NY 10001 Tel +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

June 21, 2024

VIA EDGAR

Ms. Sandra Hunter Berkheimer, Esq.

Mr. J. Nolan McWilliams, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VanEck Ethereum Trust Amendment No. 3 to Registration Statement on Form S-1 Filed May 31, 2024 File No. 333-255888

Dear Ms. Berkheimer and Mr. McWilliams:

On behalf of our client, VanEck Ethereum Trust (the “Trust”), set forth below are the Trust’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated June 14, 2024 (the “Comment Letter”) in connection with the Trust’s Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the SEC on May 31, 2024. Concurrently with the filing of this response letter, the Trust is filing Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement. The Trust’s responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of the Amended Registration Statement, unless otherwise specified.

Amendment No. 3 to Form S-1 filed May 31, 2024

General

1.	We note you have identified Virtu Americas LLC and Jane Street Capital, LLC as Liquidity Providers. Please tell us whether these entities are the same entities as the Virtu Americas LLC and Jane Street Capital, LLC, identified as Authorized Participants, and whether either entity is a registered broker-dealer. If the respective Liquidity Provider is an affiliate of the respective Authorized Participant, please disclose this and clarify the nature of the affiliation.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Mr. J. Nolan McWilliams, Esq.

United States Securities and Exchange Commission

June 21, 2024

In response to the Staff’s comment, the Trust has revised the disclosure on pages 4, 105 and 108 of the prospectus to disclose and clarify the nature of the affiliation between Virtu Financial Singapore Pte. Ltd. and JSCT, LLC, as Liquidity Providers, and Virtu Americas LLC and Jane Street Capital, LLC, as Authorized Participants, respectively.

Prospectus Summary, page 1

2.	Please revise your Summary disclosure to clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules.

In response to the Staff’s comment, the Trust has revised the disclosure on page 4 of the prospectus to clarify that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by the Exchange seeking approval to amend its listing rules.

3.	We note your disclosure regarding Liquidity Providers in Creation and Redemption of Shares beginning on page 105. Please revise your Summary disclosure as follows:
•	Identify the Liquidity Providers with whom the Sponsor has entered into an agreement. Clarify whether and to what extent any of the Liquidity Providers are affiliated with or have any material relationships with any of the Authorized Participants.
•	Disclose, if known, the material terms of any agreement you have entered into, or will enter into, with a Liquidity Provider, including whether and to what extent there will be any contractual obligations on the part of the Liquidity Provider to participate in cash orders for creations or redemptions.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 4 and 105 of the prospectus to clarify whether and to what extent any of the Liquidity Providers are affiliated with or have any material relationships with any of the Authorized Participants and to disclose material terms of any agreement entered into, or that will be entered into, with a Liquidity Provider, including whether and to what extent there will be any contractual obligations on the part of the Liquidity Provider to participate in cash orders for creations or redemptions.

4.	Please disclose in the Summary that shareholders do not have voting rights under the Trust Agreement. Please also consistently describe the extent of shareholder voting rights throughout the prospectus. We note your disclosure in the second and third risk factors on page 62, the first full paragraph on page 83, and the third paragraph on page 113.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 1, 62 and 113 of the prospectus to disclose that Shareholders do not have voting rights under the Trust Agreement and to describe the extent of Shareholder voting rights.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Mr. J. Nolan McWilliams, Esq.

United States Securities and Exchange Commission

June 21, 2024

Risk Factors, page 12

5.	Please add a separately captioned risk factor addressing the fact that the trust will not stake the ether it holds, so an investment in the trust’s shares will not realize the economic benefits of staking.

In response to the Staff’s comment, the Trust has revised the disclosure on page 49 of the prospectus to include a risk factor addressing the fact that the Trust will not stake the ether it holds, so an investment in the Trust’s shares will not realize the economic benefits of staking.

If A Liquidity Provider Agreement, page 42

6.	Please revise to disclose the February 2024 Consent Order between Gemini Trust Company, LLC and the New York State Department of Financial Services and describe the material findings.

In response to the Staff’s comment, the Trust has revised the disclosure on page 42 of the prospectus to disclose the February 2024 Consent Order between Gemini Trust Company, LLC and the New York State Department of Financial Services and describe the material findings.

The Lack Of Full Insurance, page 43

7.	You state that the Trust may be forced to share insurance proceeds with other customers of the ETH Custodian. Please clarify that the insurance maintained by the ETH Custodian is shared among all the ETH Custodian’s customers and is not specific to the Trust. Similarly revise your related Summary disclosure. Also place this risk factor in context by quantifying the amount of insurance coverage. Refer to your disclosure on page 99.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 8, 43 and 99 of the prospectus to clarify that the insurance maintained by the ETH Custodian is shared among all the ETH Custodian’s customers and is not specific to the Trust and on page 43 to give the risk factor context by quantifying the amount of insurance coverage.

ETH, ETH Market, ETH Exchanges and Regulation of ETH, page 66

8.	Please revise to add a discussion of the spot ether markets and ether futures markets. Also please revise to include a discussion of the regulation of ether futures.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 70 and 71 of the prospectus to add a discussion of the spot ether markets and ether futures markets and to include a discussion of the regulation of ether futures.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Mr. J. Nolan McWilliams, Esq.

United States Securities and Exchange Commission

June 21, 2024

Description of the MarketVector Ethereum Benchmark Rate, page 74

9.	In the second full paragraph on page 75, please briefly explain why Bitfinex replaced itBit in May 2024. Additionally, tell us why the last sentence of the third paragraph of the second risk factor on page 32 is bracketed given your disclosure that Bitfinex is currently a component of the MarketVector Index.

In response to the Staff’s comment, the Trust has revised the disclosure on page 75 of the prospectus to explain why Bitfinex replaced itBit in the Index in May 2024.

The Trust has removed the brackets around the last sentence of the third paragraph of the second risk factor on page 32.

Net Asset Value Determinations, page 77

10.	Please explain the reference to rule 5.2.2 in the context of a hard fork.

In response to the Staff’s comment, the Trust has revised the disclosure on page 77 of the prospectus to remove the reference to rule 5.2.2 in the context of a hard fork.

11.	Refer to the first full paragraph on page 83. Please discuss how frequently the Sponsor evaluates or changes the fair value criteria and the factors the Sponsor considers in determining and evaluating specific criteria.

In response to the Staff’s comment, the Trust has revised the disclosure on page 64 of the prospectus to discuss how frequently the Sponsor evaluates or changes the fair value criteria and the factors the Sponsor considers in determining and evaluating specific criteria.

Suspension or Rejection of Redemption Orders, page 109

12.	You state that the Sponsor may determine to suspend redemptions because of “an unanticipated delay in the liquidation of a position in an over the counter contract.” Please describe the circumstances in which the Trust would have a position in an over the counter contract. In this regard, we note your disclosure that the Trust conducts subscription and redemption orders solely in cash.

There are no circumstances in which the Trust would have a position in a futures/derivative over the counter contract. The Trust has revised the disclosure on page 109 of the prospectus accordingly.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Mr. J. Nolan McWilliams, Esq.

United States Securities and Exchange Commission

June 21, 2024

Sincerely,

/s/ Clifford R. Cone

Clifford R. Cone

cc:	Jan F. van Eck, VanEck Digital Assets, LLC.

Jonathan R. Simon, VanEck Digital Assets, LLC

Matthew A. Babinsky, VanEck Digital Assets, LLC

Jason D. Myers, Clifford Chance US LLP

Jesse Overall, Clifford Chance US LLP

Kimara E. Davis, Clifford Chance US LLP